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Exhibit 99 - Letter Regarding Arthur Andersen

May 13, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We have  received a letter from Arthur  Andersen LLP, who reviewed the March 31,
2002  statements and who represent that the March 31, 2002 quarterly  review was subject to their quality  control  system for the U.S.  accounting  and auditing practice to provided  reasonable  assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of
Arthur Andersen personnel working on the audit,  availability of national office consultation,  and  availability  of personnel at foreign  affiliates  of Arthur
Andersen to conduct the relevant portions of the audit.

Thank you,

/s/ Thomas J. Tobin

Thomas J. Tobin
President and Chief Executive Officer
Bridge Bancorp Inc.